November 21, 2008

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Knight Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 001-06446

Kinder Morgan Management, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-16459

Kinder Morgan Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 001-11234

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2008, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the November 18 comment letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission
November 21, 2008

Knight Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11.  Executive Compensation page 211

Compensation Discussion and Analysis, page 211

1.
We note your response to comment 19 of our letter dated September 29, 2008. In particular, we note your statement that you assess each business unit’s performance in the areas of safety and environmental goals and regulatory compliance against that unit’s performance in previous years and against industry benchmarks. You also state that “[t]his assessment influences positively or negatively the amount of bonus dollars allocated to that business segment.” Please enhance your disclosure to quantify, by providing a range or an illustrative historical example, the extent to which a unit’s performance in these areas can positively or negatively impact an executive’s bonus award.

Similarly, please identify, to the extent applicable for each executive officer, which aspects of the officer’s individual performance impacted, positively or negatively, that officer’s 2007 bonus award. If possible, please also quantify that impact.

Response:  As we discuss in our disclosure about the Knight Inc. Annual Incentive Plan, we establish, at the beginning of each fiscal year, for each of our executive officers a maximum bonus opportunity that is dependent upon whether both, one or none of Knight Inc.’s and Kinder Morgan Energy Partners’ performance objectives are met.  An executive officer’s bonus may not exceed that maximum bonus opportunity.  For 2007, both of Knight Inc.’s and Kinder Morgan Energy Partners’ established performance objectives were achieved.  The Kinder Morgan Management compensation committee and Mr. Richard Kinder also take into account that Mr. Kinder, as Chairman and CEO, is paid $1 a year, with no additional stock or other bonuses.  In addition to capping bonuses for our other executive officers, as described above, we also cap their base salaries at $300,000 per year. Also, we use national compensation surveys to target the 50th percentile for cash compensation for our executives other than Mr. Kinder.

The Kinder Morgan Management compensation committee’s and Mr. Kinder’s decision regarding bonus dollars that are available for a business unit is overwhelmingly based on whether Knight Inc. and Kinder Morgan Energy Partners achieve the annual performance objectives.  Other items such as underperformance in

United States Securities and Exchange Commission
November 21, 2008

an area such as safety and environmental factors affect bonus dollars available to a business unit.  With respect to using these additional factors in assessing performance, the Kinder Morgan Management compensation committee and Mr. Kinder do not find it practicable to, and do not, use a “score card” or formula, or quantify or assign relative weight to the specific criteria considered.  Further, individual members of the Kinder Morgan Management compensation committee may give different weight to different criteria.  Finally, in applying the criteria to different business units, different weight may be given to different factors.  By way of example only, if Knight Inc. and Kinder Morgan Energy Partners had met their performance targets, and a specific business unit had also met its budget for the year, but the business unit experienced a high number of safety incidents compared to previous years, Kinder Morgan Management’s compensation committee and Mr. Kinder might adjust downward the bonus dollars allocated to that business unit by an amount they felt reasonable in the circumstances.  As a result of such an adjustment, the executive in charge of that business unit would receive less than the maximum bonus opportunity that was determined at the beginning of the fiscal year.  The amount of the downward adjustment would not be subject to a formula, but rather would be based on the Kinder Morgan Management compensation committee’s and Mr. Kinder’s judgment based on the totality of the record presented.

The 2007 bonuses for our executive officers were overwhelmingly based on whether the established performance objectives were met.  Other factors, such as individual over performance or under performance, were considered.  With respect to using these other factors in assessing performance, the Kinder Morgan Management compensation committee and Mr. Kinder did not find it practicable to, and did not, use a “score card”, or quantify or assign relative weight to the specific criteria considered.  The amount of a downward or upward adjustment, subject to the maximum bonus opportunity that was established at the beginning of the year, was not subject to a formula. Specific aspects of an individual’s performance were not identified in advance.  Rather, the adjustment was based on Mr. Kinder’s and the Kinder Morgan Management compensation committee’s judgment, giving consideration to the totality of the record presented, including the individual’s performance, and the magnitude of any positive or negative factors.

To the extent such information was not included in our 2007 Form 10-K’s, disclosures to the foregoing effect will be added to the executive compensation disclosure in the next Form 10-K for each of Knight Inc., Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC.

United States Securities and Exchange Commission
November 21, 2008

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Kimberly A. Dang, Vice President and Chief Financial Officer, at (713) 369-9470, or the undersigned at (713) 369-9491.

Very truly yours
/s/ Joseph Listengart
Joseph Listengart Vice President and General Counsel